FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   April 23, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 17, 2002 4,800,000 units of the Issuer at a purchase price of $0.07.  Each unit consisting of one common share and one share purchase warrant entitling the placees to purchase an additional 4,800,000 common shares of the Issuer at a purchase price of $0.10 in the first year $0.12 in the second year and $0.15 in the third year until May 18, 2005, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this  14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 4, 2002 6,000,000 units of the Issuer at a purchase price of $0.075.  Each unit consisting of one common share and one share purchase warrant entitling the placees to purchase an additional 6,000,000 common shares of the Issuer at a purchase price of $0.10 in the first year $0.12 in the second year and $0.15 in the third year until July 5, 2005, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 3, 2002 50,000 common shares of the Issuer issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 28, 2002 800,000 common shares of the Issuer were issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 16, 2002 900,916 units of the Issuer at a purchase pric of $0.40 for arms length parties and $0.45 for non-arms length parties.  Each unit consisting of one common share and ½ share purchase warrant entitling the placees to purchase an additional 450,458 common shares of the Issuer at a purchase price of $0.50 for arms length parties and $0.45 for non-arms length parties until July 18, 2004, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 31, 2002 of 1,000,000 stock options of the Issuer were granted to employees and consultants of the Issuer at a purchase price of $0.50, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 17, 2003 of 1,038,860 units of the Issuer at a purchase price of $0.40 for arms length parties and $0.45 for non-arms length parties.  Each unit consisting of one common share and ½ share purchase warrant entitling the placees to purchase an additional 519,430 common shares of the Issuer at a purchase price of $0.50 for arms length parties and $0.45 for non-arms length parties until June 17, 2004, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 27, 2003 20,000 common shares of the Issuer were issued pursuant to the exercise of warrants at a purchase price of $0.40, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 29, 2003 30,000 common shares of the Issuer were issued pursuant to the exercise of warrants at a purchase price of $0.40, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FREEGOLD VENTURES LIMITED

Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

March 17, 2003

INITIAL ASSAY RESULTS 2003 DRILL PROGRAM - GOLDEN SUMMIT PROJECT, ALASKA

*

Gold mineralization continuous from surface to end of hole (449.5 feet)

*

Values up to 9.7 g/t gold

*

Multi vein swarm presence confirmed

Freegold Ventures Limited (Freegold) is pleased to announce the results of the first diamond drill core hole on its Golden Summit project in the Fairbanks District, Alaska.  CHD 2003-1 was drilled as part of a three hole program to confirm previous drill hole CDH 2000-01, which intersected a width of 64 feet with overall gold mineralization grading 4.9 gpt.

The initial results suggest the presence of a multiple vein swarm, significant both in overall grade and width.

Preliminary results for the first hole of this program, CHD 2003-01, are shown in the table below. All samples were analyzed by  XRAL Laboratories for gold via fire assay techniques plus a multi-element suite via ICP-MS methods.  The qualified person responsible for this news release is Curt Freemen, P Geo . MSc.

Results from the remaining Phase 1 core holes currently are outstanding and will be released as they become available.  The Golden Summit project is an advanced stage exploration program, focused on identifying several high grade targets within the prospective project area, located some 5 miles to the North of Kinross Gold’s Fort Knox Mine.

Freegold is currently completing a $3 million private placement at $0.45, with an 18 month, $0.55, warrant.

Freegold is listed on The Toronto Stock Exchange, trade symbol: ITF and in the United States OTCBB: FGOVF.

On behalf of the Board of Directors

“Colin Bird”

Colin Bird, President

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 17, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company is pleased to announce the results of the first diamond drill core hole on its Golden Summit project in the Fairbanks District, Alaska.

Item 5: Full Description of Material Change

See attached News Release dated March 17, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___March 18, 2003_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 19, 2003 1,989,500 special warrants convertible into a unit at no additional cost to the purchasers.  Each unit consists of one common share and one-half of one share purchase warrant, each whole warrant entitling the holders to purchase one common share at a purchase price of $0.55 per share for a period of eighteen months (18) months, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 20th day of March, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Freegold Ventures Limited (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Monday, May 5, 2003 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended December 31, 2002, and the auditors’ report thereon.

2.	To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.
3.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
4.	To elect Directors for the ensuing year.
5.

To approve, by disinterested shareholders, the amendment to the Company’s stock option plan (the “Plan”) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 3,491,587 shares.

6.	To approve, by disinterested shareholders, the amendments to stock options previously granted by the Company.
7.	To approve future private placements in excess of 25% of the Company’s current issued and outstanding capital.
8.	To ratify and approve the $3,053,780 special warrant private placement and the issuance of up to 334,444 corresponding broker warrants.
9.	To approve the potential reduction in price of the special warrants from $0.45 per special warrant to $0.40 per special warrant for special warrants sold and issued to arm’s length parties.
10.	To approve the potential issuance of nominal value performance shares.
11.	To approve, ratify and confirm the Shareholder Rights Plan.
12.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc.

13.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 7th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman and Chief Executive Officer

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at March 31, 2003 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Monday, May 5, 2003, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on March 31, 2003, as the record date (the “Record Date”) for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the “shares”) of which 17,457,939 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	8,978,113	51%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

STATEMENT OF EXECUTIVE COMPENSATION

BC Form 51-904F – “Statement of Executive Compensation (Previously Form 41)” defines:

“Named Executive Officer” to mean the Chief Executive Officer (“CEO”) (regardless of the amount of compensation of that individual) and each of the Company’s four most highly compensated executive officers, other than the CEO, whose total salary and bonus is $100,000 or more;

“Stock Appreciation Rights” or “SARs” to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

“Long-term Incentive Plan” or “LTIP” to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The Company has one Named Executive Officer, being:

-

Harry Barr, Chairman, Chief Executive Officer, and Director

The aggregate cash compensation paid to the Named Executive Officer during the Company’s fiscal year ended December 31, 2002, was $ 97,290.

Summary Compensation Table

The compensation for each Named Executive Officer for the Company’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman and CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	97,290(1) 85,200(1) 58,140(1)	150,000 Nil 648,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement (the “Management Agreement”) dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  Mr. Barr currently receives a fee of $8,640 per month.

The Company does not have a Compensation Committee.  During the financial year ended December 31, 2002, compensation matters were dealt with by the entire Board of Directors.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company and for the financial year ended December 31, 2002 received those stock options described below under the heading “Options to Purchase Securities”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).  More detailed information regarding the Company’s compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule “A” hereto.

The Board is currently composed of six directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Company Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Harry Barr, Hubert Marleau, and Bernard Barlin.  Mr. Barr is a “related” Director, and Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The board believes that Mr. Barr brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Hubert Marleau and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Hubert Marleau, and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

STOCK OPTIONS

Options and Stock Appreciation Rights (SARS)

Grants During the Most Recently Completed Financial Year

During the year ended December 31, 2002, there were 1 million options granted and 678,250 options amended to Directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of March 31, 2003 there were 1,665,750 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended December 31, 2002.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Canadian Gravity Recovery Inc.	150,000	15%	$0.50	$0.445	Dec 31/07

(b)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Number Of Shares Subject To Option	Date Of Grant	Exercise Price	Date of Expiry
Colin Bird	100,000	Dec 31/02	0.50	Dec 31/07
John Royall	25,000	Dec 31/02	0.50	Dec 31/07
Taryn Downing	50,000	Dec 31/02	0.50	Dec 31/07
Gordon Steblin	50,000	Dec 31/02	0.50	Dec 31/07
Peter de Guia	40,000	Dec 31/02	0.50	Dec 31/07
Wayne Shaw	30,000	Dec 31/02	0.50	Dec 31/07
Hubert Marleau	70,000	Dec 31/02	0.50	Dec 31/07
Bernard Barlin	30,000	Dec 31/02	0.50	Dec 31/07
Roland Thornhill	15,000	Dec 31/02	0.50	Dec 31/07
Werner Grieder	25,000	Dec 31/02	0.50	Dec 31/07
Kristina Walcott	40,000	Dec 31/02	0.50	Dec 31/07
Paul Searle	25,000	Dec 31/02	0.50	Dec 31/07
Dan Koyich	20,000	Dec 31/02	0.50	Dec 31/07
Shane Starnes	40,000	Dec 31/02	0.50	Dec 31/07
Charlotte Brown	30,000	Dec 31/02	0.50	Dec 31/07
Howard Nichol	25,000	Dec 31/02	0.50	Dec 31/07
Scott Jobin-Bevans	40,000	Dec 31/02	0.50	Dec 31/07
Hans Von Michaelis	70,000	Dec 31/02	0.50	Dec 31/07
Heather Pearson	25,000	Dec 31/02	0.50	Dec 31/07
Kathy Russell	25,000	Dec 31/02	0.50	Dec 31/07
Melange Investments Canada Ltd.	50,000	Dec 31/02	0.50	Dec 31/07
Spiros Cacos	25,000	Dec 31/02	0.50	Dec 31/07

(c)

Options/SARs exercised by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry
Nil

(d)

Options/SARs cancelled by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Fred Knight	12,500	May 21/98	$0.50	May 21/03

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $25,272.

Private Placements

Certain of the Company’s officers and Directors have purchased securities of the Company in the past year pursuant to private placements.  Please refer to Item 8 under “Particulars of Matters to be Acted Upon” for further information with respect to the private placement that is currently before the shareholders for approval.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company is indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2002.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Shareholders of the Company will be asked to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 31, 2003.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(2)(3) Canada Chairman, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 – present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and Director of Cinemage (1998 – present).	1985	476,948
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present) and Director of Pacific North West Capital Corp. (2000 – present).	1989	Nil
Colin Bird(4) UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 – present); President & Director of MIT Ventures Corp. (1996 – present) and Director of various other mining companies.	1996	109,722
Hubert Marleau(2) Canada Director	President & CEO of Palos Capital Corp. (1998 – present); Director of CanAlaska Ventures Ltd. (1996 – present); Chairman of Marleau, Lemire Inc. (1989 – 1998) and Director of several other companies.	1996	Nil
Hans Von Michaelis(5) US Director	President of Randol International Ltd. (1977-present).	2003	Nil
Taryn Downing(6) Canada Director	Corporate Secretary of CanAlaska (1995-present); Director of CanAlaska (2002-present); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Corporate Secretary of El Nino Ventures Inc. (1999-present) and Director of El Nino Ventures Inc. (2000-present)	2003	5,000

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.  The Company does not have an Executive Committee.

(3)

Mr. Barr was appointed Chairman of the Company and resigned as President of the Company on February 19, 1999.

(4)

Mr. Bird was appointed President of the Company on February 19, 1999.

(1)

Hans von Michaelis was appointed a Director of the Company on February 18, 2003.

(2)

Taryn Downing was appointed a Director of the Company on March 17, 2003.

Harry Barr, Bernard Barlin, Colin Bird, Taryn Downing and Hubert Marleau are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

5.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,225,732 to 3,491,587 shares.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 2,225,732 shares.  As of the Record Date, 1,665,750 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

-

0

Shares reserved for issuance pursuant to unexercised

-

1,665,750

   incentive stock options

Unallocated shares available for future grants of

-

559,982

   incentive stock options

TOTAL:

2,225,732

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 3,491,587 shares.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 3,491,587 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended.”

6.

Amendment to Previously Granted Incentive Stock Options

Name	Date Granted	Price	Proposed Amended Price	Expiry	Balance
John Royall	Feb 11/98	$1.80	$0.50	Feb 11/05	15,000
Richard Pyke	Feb 11/98	$1.80	$0.50	Feb 11/05	3,750
Werner Grieder	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
Colin Bird	Feb 11/98	$1.80	$0.50	Feb 11/05	43,750
Howard Nichol	Feb 11/98	$1.80	$0.50	Feb 11/05	6,250
Taryn Downing	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
GordonSteblin	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
Peter de Guia	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Audrey Savoie	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Vance Loeber	Feb 11/98	$1.80	$0.50	Feb 11/05	15,000
Ulrich Rued	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Cole McFarland	Feb 11/98	$1.80	$0.50	Feb 11/05	18,750
Bernard Barlin	Feb 11/98	$1.80	$0.50	Feb 11/05	5,000
Hubert Marleau	Feb 11/98	$1.80	$0.50	Feb 11/05	12,500
Roland Thornhill	Feb 11/98	$1.80	$0.50	Feb 11/05	3,750
Harry Barr	Feb 11/98	$1.80	$0.50	Feb 11/05	6,250
Sub Total					182,500

Wayne Shaw	May 21/98	$2.68	$0.50	May 21/03	7,500
Roland Thornhill	May 21/98	$2.68	$0.50	May 21/03	6,250
Taryn Downing	May 21/98	$2.68	$0.50	May 21/03	6,250
Gordon Steblin	May 21/98	$2.68	$0.50	May 21/03	6,250
Peter de Guia	May 21/98	$2.68	$0.50	May 21/03	6,250
Audrey Savoie	May 21/98	$2.68	$0.50	May 21/03	6,250
Vance Loeber	May 21/98	$2.68	$0.50	May 21/03	6,250
Bernard Barlin	May 21/98	$2.68	$0.50	May 21/03	2,500
Hubert Marleau	May 21/98	$2.68	$0.50	May 21/03	3,750
Harry Barr	May 21/98	$2.68	$0.50	May 21/03	6,250
John Royall	May 21/98	$2.68	$0.50	May 21/03	16,250
Sub Total					73,750

293020 BC Ltd.	Feb 28/00	$1.00	$0.50	Feb 28/05	81,000
Cdn Gravity Recovery Inc	Feb 28/00	$1.00	$0.50	Feb 28/05	81,000
John Royall	Feb 28/00	$1.00	$0.50	Feb 28/05	12,500
Taryn Downing	Feb 28/00	$1.00	$0.50	Feb 28/05	21,250
Gordon Steblin	Feb 28/00	$1.00	$0.50	Feb 28/05	18,750
Peter de Guia	Feb 28/00	$1.00	$0.50	Feb 28/05	18,750
Audrey Savoie	Feb 28/00	$1.00	$0.50	Feb 28/05	10,000
Wayne Shaw	Feb 28/00	$1.00	$0.50	Feb 28/05	12,500
Hubert Marleau	Feb 28/00	$1.00	$0.50	Feb 28/05	6,250
Bernard Barlin	Feb 28/00	$1.00	$0.50	Feb 28/05	6,250
Colin Bird	Feb 28/00	$1.00	$0.50	Feb 28/05	62,500
Roland Thornhill	Feb 28/00	$1.00	$0.50	Feb 28/05	10,000
Werner Grieder	Feb 28/00	$1.00	$0.50	Feb 28/05	18,750
Kristina Walcott	Feb 28/00	$1.00	$0.50	Feb 28/05	7,500
Paul Searle	Feb 28/00	$1.00	$0.50	Feb 28/05	7,500
Dan Koyich	Feb 28/00	$1.00	$0.50	Feb 28/05	10,000
Cole McFarland	Feb 28/00	$1.00	$0.50	Feb 28/05	5,000
Sub Total					389,500

Merle Frank	May 5/00	$2.00	$0.50	May 5/05	12,500
Shane Starnes	May 5/00	$2.00	$0.50	May 5/05	5,000
Charlotte Brown	May 5/00	$2.00	$0.50	May 5/05	2,500
Sub Total					20,000
TOTAL					665,750

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendments to incentive stock options granted to the individuals in the chart above.   Any such amendments will also require the prior approval of the TSX before they may be implemented.

Purpose of Resolution

Pursuant to the policies of the TSX, the Company is required to obtain disinterested shareholder approval to any amendments made to incentive stock options granted by the Company,  including but not limited to changes in the exercise price or the expiry date of such options.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

the Board of Directors of the Company is hereby authorized to implement the amendments to the individuals in the chart noted above, and as is acceptable to the TSX.”

7.

General Authority to Increase Capitalization

The Company, from time to time, secures opportunities to raise additional financing on advantageous terms.  The Company expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the TSX, the aggregate number of shares of a listed company which may be issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any six-month period cannot exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to the particular transaction in respect of which approval of the TSX is being sought (the “25% Rule”), unless there has been shareholder approval for such transactions.

The application of the 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.  In particular, management of the Company consider it to be in the best interests of the Company to retain flexibility for the Company to obtain working capital and exploration money by way of private placement financing, if necessary.  The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such approval is given.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, the Company requests that its shareholders pass an ordinary resolution authorizing such issuance.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the pricing and other policies of the TSX relating to private placements.

8.

Approval of up to $3,053,780 Private Placement

On January 24

, 2003, the Company’s Board of Directors approved a conditional private placement of:

(1)

up to 5,661,888 special warrants at a price of $0.45 per special warrant.  Each special warrant is exercisable into a unit at no additional cost to the purchaser.  Each unit consists of one share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one share at a price of $0.55 per share for a period of 18 months from the date of issue of the special warrants; and

(1)

up to 1,027,000 special warrants may be sold to non-arm’s length parties at a price of $0.49 per special warrant.  Each special warrant is exercisable into a unit at no additional cost to the purchaser.  Each unit consists of one share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one share at a price of $0.55 per share for a period of 18 months from the date of issue of the special warrants.

(2)

up to 334,444 broker warrants may be issued to qualifying brokers who assist the Company in placing the special warrants of a minimum $150,000 described in (1) above.  Each broker warrant will entitle the holder to purchase one share of the Company at an exercise price of $0.55 per share for a period of 18 months from the date of issue of the broker warrant.  Any issuance of broker warrants will be in compliance with TSX policies and will also be subject to the approval of the TSX.

Pursuant to the private placement 10,367,776 common shares will be made issuable representing 59.4% of the issues shares of the Company.

As at the date of this Information Circular, the Company has sold and issued 1,989,500 special warrants to arm's length purchasers at a purchase price of $0.45 per special warrant.  Due to a downward trend in market conditions since the commencement of this private placement, there is a possibility that the Company may be unable to complete the private placement without a reduction in the purchase price of the special warrants.  Accordingly, the Company is also seeking shareholder approval to the potential reduction in the price of special warrants sold under this private placement to arm's length purchasers only, which reduction will be from $0.45 per special warrant to $0.40 per special warrant and only in the event the Company sells a minimum of $150,000 of additional special warrants after the date of this Information Circular.  In such event, all special warrants sold after the date hereof to arm's length purchasers will be sold at a price of $0.40 per special warrant and all special warrants already sold and issued to arm's length purchasers will be amended to reduce the sale price of their special warrants to $0.40 per special warrants.  In addition, the underlying share purchase warrants will then be exercisable at a reduced price of $0.50 per share.

In the event the market conditions continue to deteriorate the company is also asking for shareholder approval, subject to TSX approval for a price under $0.40 to complete the foregoing special warrant private placement.

The Company has received TSX conditional approval to this private placement, including the potential reduction in price to arm's length purchasers as described above, and is in the process of completing multiple closings.  The Company is entitled to received full proceeds of this offering on each closing, however, the terms of the subscription require that the Company return all proceeds and cancel the placement if it is not ratified and approved by a simple majority of disinterested shareholders (being those shareholders who are not placees under this private placement).

Because the shares issuable under this private placement exceed the TSX’s 25% Rule, disinterested shareholder ratification and approval is required.

9.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the company requests the approval of the shareholders to permit the Company to issue up to 872,897 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 17,457,939 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

10.

Shareholder Rights Plan

At the Meeting, members will be asked to consider, and, if acceptable, to approve, a resolution whereunder the Company adopt a Shareholder Rights Plan Agreement as summarized below under the heading “Terms of the Shareholder Rights Plan”.

The Shareholder Rights Plan provides that it will terminate unless it is confirmed by a resolution passed at the meeting by a majority of the votes cast.  At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan.

i)

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to the change in control of the Company.  It is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  Like most companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares.  Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders.  Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.  Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

ii)

Zimmerman Amendments

In 1996, a committee established by the Investment Dealers Association of Canada issued a report on take-over bids.  The report, known informally as the “Zimmerman Amendments”, contained 14 recommendations.  The Zimmerman Amendments came into force on March 31, 2001, and with the exception of Quebec, were incorporated into the securities acts of each Canadian jurisdiction that has take-over bid legislation.  The necessary legislative amendments were passed in Alberta and British Columbia in 1998.

Salient particulars of the Zimmerman Amendments are as follows:

(a)

the minimum time that a bid must be open for acceptance is 35 days (increased from 21 days), and no securities deposited under the bid may be taken up until the expiry of the 35 day period;

(b)

a depositing security holder may withdraw tendered securities at any time before the securities have been taken up

(c)

a depositing security holder may withdraw tendered securities at any time up to three business days following the time when the securities have been taken up if the securities have not been paid for;

(d)

the deadline for the payment of securities taken up is extended from three days to three business days after take up;

(e)

the time in which the initial directors’ circular must be delivered is extended from 10 days to 15 days after the date of the bid; and

(f)

a take-over bid may be commenced by advertisement, subject to the following:

(i)

on or before the date of the advertisement, the bidder files the bid and delivers it to the target company;

(ii)

on or before the date of the advertisement, the bidder requests a shareholder list from the target company; and

(iii)

the bid must be delivered to the target company’s shareholders within two business days of the receipt by the bidder of the shareholder list.

i)

Reasons for Adoption of Shareholder Rights Plan

Notwithstanding the Zimmerman Amendments, the Board of Directors of the Company believes that the adoption of a Shareholder Rights Plan is in the best interests of the Company and its shareholders.  A public offer will not necessarily achieve all of the objectives of ensuring maximum value to shareholders.  Although current securities legislation provides, among other things, that the minimum deposit period for a formal take-over bid is 35 days, the Board of Directors is of the view that this period is insufficient, and that the directors would be unable to pursue and consider other, competing, alternatives.  The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any takeover bid and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

It is the Board of Directors’ position that a Shareholder Rights Plan would provide the Company with the following benefits:

Sufficient time to Consider Alternatives and Underlying Value

The Board of Directors believes that the Zimmerman Amendments do not give the Company, which is involved in early stage exploration and development of precious and base metal assets, sufficient time to adequately consider and respond to an unsolicited take-over bid.

As was set out above, the Board of Directors believes that the 35 day minimum time period for a take-over bid, does not provide sufficient time for third parties to review and to determine whether to offer to make a competing bid or alternative transaction for the Company.  The exploration and development of precious and base metal properties requires market value assessments, which can be extremely complicated when assessing fair value in relation to potential mineral discoveries with potential commercial value.

In addition, the Board of Directors believes that it is difficult for the Board to determine the value of the Company and to make a fully informed recommendation to shareholders, as required by law, within statutory imposed time periods.  This is important for two reasons.  First determining the value of an early-stage platinum property is not as easy as valuing a later stage development project where a mineral resource has been determined or there is an operating mine.  In response to an unsolicited offer, the Board of Directors may have to undertake a detailed value recognition program so that the Board, third parties and ultimately the shareholders of the Company will be properly informed in making any decision with respect to unsolicited offer.  A value recognition program may include drilling or other exploration work, analysis, economic studies and other matters.  Second, in responding to an unsolicited offer, one means for the Board of Directors to determine fair value is whether a third party is willing to make a competing offer or alternative transaction.  The platinum mining industry in particular, is dominated and influenced by only a few large companies that may be in a position to make a competing bid or alternative transaction.  These large companies may be unable to make a competing bid or alternative transaction for other reasons entirely unrelated to the value of the Company.  In the absence of a credible third party that is at the time able to consider a competing offer or alternative transaction, it is very important for the Board of Directors to have time to establish the value of the Company through a value recognition program as described above.  The Board believes that such a value recognition program cannot be properly implemented and completed within 35 days.

The Board of Directors recognizes the securities regulatory authorities’ desire to allow shareholders the opportunity to decide whether to accept or reject an unsolicited take-over bid.  Accordingly, the “Permitted Bid” provisions of the Shareholder Rights Plan have been drafted in a manner to reflect all of these considerations.  The Shareholder Rights Plan provides that the length of time a Permitted Bid must remain open will decrease from 120 days to the statutorily required 35 days depending on the status of the development of the Company’s material properties and/or passage of time.  The passage of time requirement is included so that the length of time a Permitted Bid must remain open is reduced even if the Company does not advance its material properties.

The specific provisions of a Permitted Bid are described in greater detail below.

Requirement that a Permitted Bid be made for all Shares and to all Shareholders

The Board of Directors believes that a Permitted Bid should include a requirement that the take-over bid be made for all voting shares and to all holders of voting shares of the Company.  Securities legislation in Canada does not require that a take-over bid be made to 100% of the shares of the Company.  Accordingly, a bidder can make an offer to less than 100% of the shares and, as a result, current shareholders may be left in a Company with a substantial controlling shareholder and reduced liquidity.  In addition, securities legislation and policies in Canada do not require that a take-over bid be made to all shareholders, rather just that the offer be made to all shareholders within each province in Canada.  As a result, a take-over bid can be made to all shareholders in Canada but exclude shareholders resident in other jurisdictions.  The Shareholder Rights Plan therefore requires that, if a take-over bid is to be a Permitted Bid, the Offeror must make a bid for all of the voting shares and to all of the holders of voting shares.  It further clarifies that a bid, which excludes a holder of voting shares resident in a specific jurisdiction, does not meet the requirements of a Permitted Bid.

Requirement that a Permitted Bid be Extended 10 days in Event of Successful Offer

The Board of Directors believes that the “take it or leave it” expiry date structure of most take-over bids creates undue pressure for shareholders to tender into a bid.  A shareholder who is dissatisfied with the terms of the take-over bid and who would otherwise not tender into the bid many nonetheless decide to tender into the bid because he or she is concerned about becoming a minority shareholder in a company with substantial reduced liquidity.  The Shareholder Rights Plan therefore requires that if a take-over bid is to be a Permitted Bid, the Offeror must agree to extend the bid by 10 days in the event that greater than 50% of the outstanding shares are tendered into the bid.  In this way, a shareholder who is dissatisfied with the offer can initially refuse to offer but can retain the right to sell his or her shares into the bid if it is determined that the Offeror will obtain greater than 50% of the outstanding shares under the bid.

Protection in Event of “Exempt” Take-Over Bids

The Shareholder Rights Plan also continues to provide protection to ensure fair treatment of shareholders in the event of an “exempt” take-over bid, where the bidder is not required to make a take-over bid offer to all shareholders.

ii)

Terms of the Shareholder Rights Plan

Description of Rights

The rights have been issued pursuant to a Shareholder Rights Plan Agreement.  Each right will entitle the holder to purchase from the Company one common share at the exercise price of $0.50 per share, subject to adjustments, at any time after the separation time (defined below); however, if a flip-in event (as defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, shares having a market value equal to two-times the exercise price.  The rights are non-exercisable until the separation time.

Trading Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for shares and the rights will be transferred with, and only with, the shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the shares and become exercisable at the separation time.  “Separation Time” generally means the close of business on the tenth trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or competing bid, under certain circumstances can mean the eighth trading day after a person becomes an “Acquiring Person” by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A “Flip-in Event” will, in general terms, occur when a person becomes an Acquiring Person.  Upon occurrence of a Flip-in Event, each right will entitle the holder to acquire common shares at a price equal to two times the above exercise price; however, any rights beneficially owned by an Acquiring Person or by any direct or indirect transferees of such person, will be void.  The term “Beneficial Ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trust and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exemptions, including exemptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in the take-over bid.

Permitted Bids

Permitted Bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a Permitted Bid is a take-over bid made by way of a take-over bid circular, which complies with the following provisions:

(a)

It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on its Permitted Bid Expiry Date (as described below) and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time up to the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is not met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing Permitted Bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for any Take-Over Bid to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means:

(a)

120 days following the date of the Take-Over Bid;

(b)

90 days following the date of the Take-Over Bid after six months from the Effective Date;

(c)

75 days following the date of the Take-Over Bid, upon earlier to occur of: (i) the determination and public announcement of a Minimum Initial Resource Estimate on Material Property; and (ii) 12 months from the Effective Date;

(d)

60 days following the date of the Take-Over Bid, upon the earlier to occur of (i) the completion of a Pre-Feasibility Study on Material Property; and (ii) 24 months from the effective Date;

(e)

50 days following the date of the Take-Over Bid, upon the earlier to occur of: (i) the completion and public announcement of an Underground Bulk Sample on the Material Property, and (ii) 42 months from the Effective Date;

(f)

42 days following the date of the Take-Over Bid, upon earlier to occur of: (i) the completion and public announcement of a Feasibility Study on a Material property; and (ii) 54 months from the Effective Date;

(g)

35 days following the date of the Take-Over Bid, upon the earlier to occur of (i) 72 months from the effective date; and (ii) the date which the Company abandons or sells all of its interest in all Material Properties.

The Shareholder Rights Plan Agreement contains the meanings for all of the defined terms used in the foregoing summary.

Exchange Option

Under certain circumstances, the Board of Directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of shares.  The Board of Directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment for time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a Flip-in Event, the Board of Directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The Board of Directors may waive the application of the Shareholder Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such a person having, within 10 days after the determination by the Board of Directors, reduced its beneficial ownership of shares such that it is no longer an Acquiring Person.  The Board of Directors may also, until a Flip-in Event has occurred, waive the application of the Shareholder Rights Plan to any particular Flip-in Event, but in the event, the Board of Directors must waive the application of the Shareholder Rights Plan to any other Flip-in Event occurring within 75 days after the initial waiver.

Amendments

The Board of Directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholders Rights Plan require the prior written consent of the TSX.

Term

The Shareholder Rights Plan, if confirmed at the Meeting, will have a term of 10 years, however, it must be confirmed by the members at the annual general meetings to be held in 2007 and 2010.  If not confirmed at these two later meetings, it will terminate at the end of such meetings.

The text of the ordinary resolution, in substantially the form to be presented to the members (subject to such changes not affecting the general intent of the resolution as may be required by applicable regulatory authorities or by legal counsel for the Company) is set forth below:

“BE IT RESOLVED, with or without amendment, as ordinary resolution, that the Shareholder Rights Plan Agreement, as described in the Information Circular of the Company, be and it is hereby approved, ratified and confirmed.”

11.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Pacific North West Capital Corp. or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 7th day of April, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

Chairman & CEO

PROXY

Type of Meeting:	Annual General Meeting
Name of Company:	Freegold Ventures Limited
Meeting Date:	May 5, 2003
Meeting Time:	10:00 a.m.
Meeting Location:	2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3

The undersigned Member of the Company hereby appoints, Harry Barr, Chairman and CEO of the Company, or failing this person, Taryn Downing, Secretary of the Company, or in the place of the foregoing, ____________________________________,  (Please Print the Name) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

		For	Against			For	Against
1.	Ratification of acts of Directors	______	______	7.	Issuance of nominal value performance shares	______	______
2.	Amend Stock Option Plan	______	______	8.	Shareholder Rights Plan	______	______
3.	Amendments to Options	______	______	9.	Investment in affiliated companies	______	______
4.	Future Financings in excess of 25%	______	______
5.	Ratification of $3,053,780 special warrant private placement and corresponding broker warrants	______	______	10.	Appointment of auditors	For ______	Withhold ______
6.	Reduction of special warrant purchase price	______	______	11.	To elect as Director (a) Harry Barr	______	______
					(b) Colin Bird	______	______
					(c) Bernard Barlin	______	______
					(d) Hubert Marleau	______	______
					(e) Hans von Michaelis	______	______
					(f) Taryn Downing	______	______

é ù	The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.
Please sign here: ___________________________________
Date: ____________________________________________

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing  person to do such.

To be represented at the meeting, this proxy form must be received at the office of "CIBC Mellon Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, PO Box 1900, Vancouver, BC V6C 3K9, and its fax number is (604) 688-4301.

1.	This Proxy is solicited by the Management of the Company.
2.(i)	If the member wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the meeting.
(ii)

If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3.

If the member can not attend the meeting but wishes to vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4.

If the member can not attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any ballot of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6.

If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend the meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.  (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW)

Voting discretion denied  __________________________

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2002 and 2001

STALEY, OKADA & PARTNERS

Chartered Accountants

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.)
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 688-2582
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	Chairman
Contact Telephone Number:	(604) 685-1870
Contact Email Address:	N/A
For Quarter Ended:	2002/12/31
Date of Report:	2003/04/09

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Harry Barr”	Harry Barr	2003/04/09

“Bernard Barlin”	Bernard Barlin	2003/04/09

AUDITORS’ REPORT

To the Shareholders of Freegold Ventures Limited:

We have audited the consolidated balance sheet of Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company) as at 31 December 2002 and 2001 and the consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 31 December 2002, 2001 and 2000.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2002 and 2001 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 31 December 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

The consolidated statements of loss and cash flows for the period from inception, 22 July 1985, to 31 December 1999 were reported on by other auditors.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
31 January 2003	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON

CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements.  Our report to the shareholders dated 31 January 2003 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
31 January 2003	CHARTERED ACCOUNTANTS

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 31 December
Canadian Funds

ASSETS	2002	2001
Current
Cash	$31,779	$7,589
Accounts and advances receivable	9,565	869
Prepaid expenses and deposits	-	8,155
Portfolio investments (Note 4)	159,332	158,627
	200,676	175,240
Mineral Property Costs - Schedule (Note 5)	6,087,177	5,269,759
Capital Assets (Note 6)	33,544	42,646
	$6,321,397	$5,487,645

LIABILITIES
Current
Accounts payable and accrued liabilities	$43,438	$34,300
Due to related parties (Note 7)	9,245	88,542
Loans from related parties (Note 8)	-	63,995
Option payment settlement - current (Note 5a(iii))	24,142	23,892
	76,825	210,729

Option Payment Settlement (Note 5a(iii))	47,328	71,676

Continued Operations (Note 1)
Contingent Liabilities (Note 5f)
Commitments (Note 12 and 5a(i))

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 (2001 - 25,000,000) common shares without par value
Issued, allotted and fully paid:
14,367,079 (2001 - 9,666,163) shares	23,905,521	22,316,071
Contributed surplus (Note 9d(iii))	238,495	-
Deficit - Statement 2	(17,946,772)	(17,110,831)
	6,197,244	5,205,240
	$6,321,397	$5,487,645

ON BEHALF OF THE BOARD:

         “Harry Barr”                        , Director             “Bernard Barlin”                                , Director

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 1999	7,358,765	$20,984,326	$-	$(10,312,529)	$10,671,797
Issuance of shares for:
- Cash	1,465,000	957,500	-	-	957,500
- Property	272,398	144,745	-	-	144,745
- Share issuance costs	-	-	-	(17,500)	(17,500)
Loss for the year	-	-	-	(2,509,091)	(2,509,091)
Balance - 31 December 2000	9,096,163	22,086,571	-	(12,839,120)	9,247,451
Issuance of shares for:
- Property	570,000	229,500	-	-	229,500
Loss for the year	-	-	-	(4,271,711)	(4,271,711)
Balance - 31 December 2001	9,666,163	22,316,071	-	(17,110,831)	5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	-	1,152,950
- Property	1,100,000	436,500	-	-	436,500
Share issuance costs	-	-	-	(47,940)	(47,940)
Stock compensation costs	-	-	238,495	-	238,495
Loss for the year	-	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$6,197,244

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
	2002	2002	2001	2000
General and Administrative Expenses
Consulting fees (Note 9d(iii))	$1,180,246	$331,821	$18,426	$81,608
Management fees	1,097,628	97,290	85,200	58,140
Travel	1,246,596	60,872	7,475	49,765
Transfer and filing fees	459,399	57,945	30,691	36,592
Promotion	757,697	49,449	7,388	32,790
Rent and utilities	416,369	40,015	40,015	29,409
Audit and accounting	395,458	28,142	22,564	40,744
Shareholder relations	959,190	18,000	-	53,443
Legal	461,316	12,610	24,491	32,616
Office and miscellaneous	477,486	9,305	3,852	24,170
Amortization	328,035	9,102	10,883	11,932
Interest and bank charges	89,195	5,476	3,257	3,056
Telephone	387,801	3,980	-	15,519
Insurance	73,563	1,039	891	1,544
Bad debts	38,132	-	-	-
Finders’ fee	41,156	-	-	-
Wages, salaries and benefits	429,646	-	4,161	26,275
Foreign exchange loss (gain), net	27,541	(3,367)	1,523	1,316
Loss Before the Following	8,866,454	721,679	260,817	498,919

Other Items
Interest income	(389,663)	(955)	(1,631)	(35,404)
Gain on sale of investments	(735,607)	(49,534)	(146,855)	(520,170)
Write-down of investments	630,375	12,775	-	164,035
Write-off of mineral property costs	9,291,061	104,036	4,159,380	2,401,711
Property payments received in excess of cost	(179,740)	-	-	-
Gain on sale of capital assets	(15,325)	-	-	-
Miscellaneous income	(159,261)	-	-	-
	8,441,840	66,322	4,010,894	2,010,172

Loss for the Period	$(17,308,294)	$(788,001)	$(4,271,711)	$(2,509,091)

Loss per Share - Basic and fully diluted		$(0.07)	$(0.46)	$(0.31)

Weighted Average Number of Shares Outstanding		11,743,797	9,350,668	8,130,789

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
Cash Resources Provided By (Used In)	2002	2002	2001	2000
Operating Activities
Loss for the period	$(17,308,294)	$(788,001)	$(4,271,711)	$(2,509,091)
Items not affecting cash
Amortization	328,035	9,102	10,883	11,932
Gain on sale of investments	(735,607)	(49,534)	(146,855)	(520,170)
Write-down of investments	630,375	12,775	-	164,035
Write-off of mineral properties	9,291,061	104,036	4,159,380	2,401,711
Gain on sale of capital assets	(15,325)	-	-	-
Compensation expense included in consulting fees	238,495	238,495	-	-
Changes in non cash working capital	709,962	8,597	92,024	52,527
	(6,861,298)	(464,530)	(156,279)	(399,056)

Investing Activities
Purchase of investments	(1,757,761)	(31,836)	(435)	(585,839)
Proceeds on sale of investments	1,751,261	100,490	216,725	871,700
Mineral property acquisition costs	(3,121,203)	(192,667)	(358,504)	(456,659)
Mineral property deferred exploration costs	(9,331,533)	(344,887)	(77,934)	(728,828)
Option payments received	381,169	20,000	61,000	-
Purchase of capital assets	(369,516)	-	-	(14,631)
Proceeds on sale of capital assets	41,336	-	-	-
	(12,406,247)	(448,900)	(159,148)	(914,257)

Financing Activities
Advances from (to) related parties	9,245	(79,297)	88,542	-
Loans from (repayments to) related parties	-	(63,995)	63,995	-
Share capital issued	20,017,005	1,152,950	-	957,500
Share issuance costs	(638,478)	(47,940)	-	(17,500)
Treasury shares	(64,350)	-	-	-
Option payment liability settlement	(24,098)	(24,098)	-	-
	19,299,324	937,620	152,537	940,000

Net Increase (Decrease) in Cash	31,779	24,190	(162,890)	(373,313)
Cash position - Beginning of period	-	7,589	170,479	543,792
Cash Position - End of Period	$31,779	$31,779	$7,589	$170,479

Supplemental Disclosure of Non-Cash Transactions
Shares issued or allotted for mineral property	$(3,270,921)	$(436,500)	$(229,500)	$(144,745)
Shares issued for debt	$(663,870)	$-	$-	$-
Shares issued for equipment	$(18,075)	$-	$-	$-
Option payments received in shares	$47,600	$32,600	$15,000	$-
Stock compensation expense included in consulting fees	$238,495	$238,495	$-	$-

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)	Schedule 1a
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2002	2001
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - Option payments	$70,000	$12,000
Cash - Option payments	86,367	10,331
Option payment settlement	-	248,640
	156,367	270,971
Deferred exploration expenditures
Geological and field expenses	53,543	2,970
Mineral property fees	35,794	27,630
Drilling	10,565	-
Assaying	18,005	-
Engineering and consulting	77,996	14,697
	195,903	45,297
Total	352,270	316,268

Union Bay Property, Alaska, USA
Acquisition costs
Treasury shares - Finders fee	10,500	-
Cash payments - Staking	-	15,200
	10,500	15,200
Deferred exploration expenditures
Geological and field expenses	2,414	-
Mineral property fees	61,387	-
Assaying	-	1,474
	63,801	1,474
Shares - Option payments received	(15,000)	(15,000)
Cash - Option payments received	-	(46,000)
Total	59,301	(44,326)

Tonsina Property, Alaska, USA
Deferred exploration expenditures
Geological and field expenses	-	59
Engineering and consulting	-	665
Total	-	724

Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	210,000	-
Cash - option payments	21,450	-
	231,450	-
Deferred exploration expenditures
Geological and field expenses	17,087	-
Mineral property fees	12,921	-
Wages	10,971	-
Assaying	5,774	-
Engineering and consulting	14,488	-
	61,241	-
Total	292,691	-

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	126,000	-
Cash - option payments	39,500	-
Total	165,500	-

Almaden Property, Idaho, USA
Acquisition costs
Treasury shares - Option payments	-	180,000
Cash - Option payments	25,350	75,583
	25,350	255,583
Deferred exploration expenditures
Geological and field expenses	2,212	2,170
Mineral property fees	21,490	21,353
Engineering and consulting	240	186
	23,942	23,709
Total	49,292	279,292

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Treasury shares - Option payments	20,000	37,500
Cash - Option payments	20,000	20,000
Staking	-	3,750
Recovery - Sale of equipment	-	(12,000)
	40,000	49,250
Deferred exploration expenditures
Geological and field expenses	-	520
Assaying	-	18
Engineering and consulting	-	3,192
Recovery - Cash option payments received	(20,000)	(15,000)
Recovery - Share option payment received	(17,600)	-
	(37,600)	(11,270)
Total	2,400	37,980

Cost for the Year	921,454	589,938
Balance - Beginning of year	5,269,759	8,839,201
Write-off of mineral property costs	(104,036)	(4,159,380)
Balance - End of Year	$6,087,177	$5,269,759

- See Accompanying Notes –

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2002
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years, has a deficit of $17,946,772 and is currently unable to fulfill all required property obligations.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Note 16b) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, Freegold Recovery, USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.  Ican and Canu are currently inactive.

b)

Portfolio Investments

Portfolio Investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

e)

Joint Ventures

Certain of the company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Amortization

The company provides for amortization on its capital assets at 20% - 30% on a declining balance method.  One half of the rate is taken in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

h)

Change in Accounting Policy

During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i)

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii)

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, accounts payable, amounts due to related parties, loans from related parties and option payment settlement.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Portfolio Investments

Details are as follows:

	2002				2001	2001
	Number of Shares	% Owned	Book Value	Market Value		Book Value
Pacific North West Capital Corp. (“PFN”)	384,100	1.8%	$109,914	$211,255		$114,512
CanAlaska Ventures Ltd. (“CVV”)	255,400	1.9%	43,418	43,418		44,115
Quaterra Resources Inc.	100,000	0.0%	6,000	6,000		-
			$159,332	$260,673		$158,627

The above investments have been accounted for using the cost method.  Both PFN and CVV are companies with directors in common.  During the year, the company had a net gain on sale of investments of $49,534 (2001 - $146,855) of which a gain of $58,626 (2001 - $137,694) was due to the sale of PFN shares and a loss of $9,092 (2001 - $NIL) was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the company at any time during the year was less than 3% (2001 - 4%).

5.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Total 2002	Total 2001
Golden Summit Property	$91,602	$4,481,618	$4,573,220	$4,220,950
Union Bay Property	54,342	128,285	182,627	123,326
Rob Property	231,450	61,241	292,691	-
Yeager Property	165,500	-	165,500	-
Almaden Property	601,998	23,942	625,940	576,648
PGM Properties	70,943	176,256	247,199	348,835
	$1,215,835	$4,871,342	$6,087,177	$5,269,759

a)

Golden Summit Property, Alaska, U.S.A.

By various agreements dated from 1 December 1992 to 9 May 1997, the company has acquired from Fairbanks Exploration Inc. (“FEI”) 93% of certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property.  The property is controlled by the company through long term lease agreements or outright claim ownership.  As consideration for the property, the company agreed to:

•

Issue 100,000 shares of the company (issued in 1997)

•

Issue 100,000 shares of the company for each U.S. $1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2002, the company had spent approximately U.S. $3,400,000 on the property since 9 May 1997 (100,000 shares issued in 1998, 100,000 shares issued in 1999 and 100,000 shares issued in 2001).

•

Expend a minimum of U.S. $1,767,000 of exploration expenditures on the property before the year 2000 (completed)

•

Make all required lease payments to underlying lessors (Note 5a(i-vi))

The company will fund 100% of the project until the commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The entire property is subject to a 2% Net Smelter Royalty (“NSR”).  The company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the company agreed to make advance royalty payments as follows:

	U.S. Funds
1992 - 1998 (U.S. $15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares of the company)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003 - 2006 (U.S. $50,000 per year)		$200,000
2007 - 2019 (U.S. $150,000 per year)		$1,950,000

*This advance royalty payment was settled by issuing 250,000 shares.  These shares have been issued during the current year.

An amendment signing bonus of U.S. $50,000 was paid 15 May 2000.  Until 2006, if the company terminates the agreement prior to 1 April of any year, the company's obligation will be the completion of any reclamation work.  If the company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made by cash, shares or their combination.

During the exploration stage and before commencement of production, the company is required to incur minimum exploration expenditures of U.S. $50,000 per year from 2000 to 2006, if the average price of gold exceeds U.S. $300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of U.S. $50,000 is required for 2003, as the average price of gold during the last three months of 2002 was above U.S. $300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the company must pay the lessor the difference between the value of the work incurred and U.S. $50,000.

The leased property is subject to a 3% NSR.

(ii)

Tolovana Claims

By lease agreements dated 2 May 1995 and 15 June 1995, the company agreed to make exploration expenditures of U.S. $500,000 (minimum U.S. $50,000 per year during the ten year agreement) and advance royalty payments of U.S. $500,000 (U.S. $75,000 paid).  During the 2000 fiscal year, the lessors terminated the agreement and accordingly all direct acquisition and deferred exploration costs, totalling U.S. $286,015, were written off.

(iii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the company agreed to make annual advance royalty payments from 1986 to 2002.

If no major mining company was involved from September 1997, the annual lease payments were to be reduced.  During the 1999 fiscal year, the company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the company for U.S. $250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the prior year, the dispute was settled.  The company agreed to pay U.S. $160,000 of which U.S. $100,000 was paid during the prior year.  The remaining U.S. $60,000 will be paid over the next four years at U.S. $15,000 per year commencing in fiscal 2002.  As at 31 December 2002, U.S. $45,000 remains to be paid of which U.S. $15,000 is classified (CDN $24,142) as current and U.S. $30,000 (CDN $47,328) is classified as long term.

(iv)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the company agreed to make advance royalty payments of U.S. $2,500 per year until 1996 (paid) and U.S. $5,000 per year thereafter (paid to date).  The claims are subject to a 4% NSR which the company has an option to purchase for the greater of the present worth or U.S. $1,000,000, less all advance royalty payments made.

(v)

Mohawk Oil Claims

By agreement dated 27 June 1987 and amended 25 August 1991, the company agreed to make advance royalty payments of U.S. $5,000 per year until 1994 (U.S. $30,000 paid) and U.S. $10,000 per year thereafter (U.S. $40,000 paid).  During the 2000 fiscal year, the company terminated this agreement and accordingly all related acquisition costs, totalling U.S. $70,000, were written off.

(vi)

Vanguard Claims

By agreement dated October 1997, the company agreed to incur exploration expenditures of U.S. $100 per claim per year for a total of 479 claims.  During the 2000 fiscal year, the company terminated this agreement and accordingly all related direct acquisition and deferred exploration costs, totalling U.S. $41,938, were written off.

b)

Union Bay Property, Alaska, U.S.A.

The company acquired certain mineral claims known as the Union Bay Property, in Alaska, U.S.A., by way of staking.

(i)

By agreement dated 17 April 2001, the company granted to Quaterra Resources Inc. ("Quaterra"), an option to earn a 50% interest in the property.

As consideration Quaterra was to pay U.S. $100,000 ($30,000 received), issue 200,000 Quaterra shares (received) and incur U.S. $1,000,000 in exploration expenditures.

A finders fee of 25,000 shares of the company was paid on this agreement.

During the year Quaterra terminated the agreement.

(ii)

By agreement dated 1 October 2002, the company granted to Pacific Northwest Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN must at its option, make the following payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date *	$-	30,000	$-
- On or before 1 July 2003	20,000	-	30,000
- On or before 30 January 2004	-	30,000	-
- On or before 1 July 2004	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

*  Shares received subsequent to year end.

Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by competing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

c)

Tonsina Property, Alaska, U.S.A.

The company has acquired certain mineral claims known as the Tonsina Property, in Alaska, U.S.A. by way of staking.  During the prior year, management decided against further exploration of this property and accordingly, all related costs have been written off.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the company has the option to earn a 100% interest in a 20-year lease on property located in the Good Paster Mining district, Alaska, known as the Rob Property.

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 an approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003	2,500	500,000
- On or before 1 July 2004	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

In addition, should the company incur U.S. $1,000,000 of exploration expenditures on the property, an additional 500,000 shares of the company must be issued.

The company is also responsible to make payments for an underlying agreement with the vendor as follows:

U.S Funds
- On or before 1 July 2003	$10,000
- On or before 1 July 2004	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the company is also required to expend a total of U.S. $1,000,000 in exploration expenditures on the property prior to 31 December 2008.  Minimum work in any given year shall not be less U.S. $10,600 per year.

Commencing 1 December 2008 annual advance royalty payouts must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than U.S. $350	U.S. $30,000
U.S. $350 to U.S. $400	U.S. $40,000
More than U.S. $400	U.S. $50,000

The vendor shall retain a 1% NSR, which shall vary according to the London gold price for the preceeding 6 month period as follows:  1% for gold price less than U.S. $300, 1.5% for gold prices between U.S. $301 and $350, and 2% for gold prices greater than U.S. $350.  The above NSR may be purchased for U.S. $500,000 for each percentage point.  An undivided 100% interest in the Property may be purchased for U.S. $1.5 million.

The optionor retained a 1% NSR which the company may purchase for U.S. $1,000,000.

e)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002, the company has the option to earn a 100% interest in a property, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the company must, at its option, make the following payments and issue shares as follows:

	U.S Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2002 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003	20,000	300,000
- On or before 1 July 2004	25,000	300,000
- On or before 1 July 2005	25,000	-
- On or before 1 July 2006	30,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$225,000	900,000

In addition, the company must issue an additional 500,000 shares once the company has expended an aggregate of U.S. $1 million on the property.  The optionor retained a 2% NSR which the company may purchase 1% for U.S. $1,000,000.

f)

Almaden Property, Washington County, Idaho, U.S.A.

By agreement dated 13 December 1995 and various amendments, the company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the company paid U.S. $250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.  A feasibility report dated July 1997 indicates proven and probable recoverable reserves of approximately 526,000 ounces of gold based on production over a six-year period.  The report uses an 18.9% discounted cash flow rate of return and a gold selling price of U.S. $364 per ounce.

Pursuant to the company submitting a feasibility report, the company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the company.  The joint venture assumed the requirements to pay U.S. $250,000 to underlying optionors (paid), U.S. $4 per month for each acre acquired (approximately U.S. $10,000 per year [paid to date]) and U.S. $24,000 per year (U.S. $6,000 annually [paid to date] and the remaining U.S. $18,000 is deferred for payment upon commencement of commercial production).  The U.S. $18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is U.S. $378,000.  The company is required to make a production decision by February 2009.

By agreement dated 17 April 2001, the company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") (Note 14) for 500,000 shares of the company (issued). The company now owns a 100% interest in the Almaden Property.  The issued shares are subject to a voluntary pooling and voting agreement.  Under this agreement, the company's representative has a three year voting trust to 100% of the shares in the first year, 75% in the second year and 50% in the third year.  The shares shall be eligible for release as to 1/3 in each year, and each released amount shall be available for sale as to 25% each quarter.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 during the prior year.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than U.S. $425 per ounce and 2% if the average price of gold is equal to or greater than U.S. $425 per ounce.

g)

PGM Properties, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the company has the option to acquire certain properties in the Sudbury region, Ontario known as the PGM properties (Named alphabetically PGM A through PGM J).  To exercise these options, the company must make cash payments of $197,800 (paid), property payments of $20,000 (paid) and issue up to 634,000 common shares (issued).  In addition, the company is required to incur minimum exploration expenditures of $50,000 on the PGM A property by 15 December 2001 (incurred) and is required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

Management allowed the options on PGM E, F, G, H, I, and J (2000 - PGM B, C and D) to expire, and accordingly accumulated acquisition and deferred exploration costs totalling $146,750 were written off.

A total of 500,000 common shares of the company have been issued to third parties as finders fees for these properties for a value of $35,000.

The properties are subject to a 1-3% NSR.

By letter agreement dated 16 November 2001, the company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A.  To earn its option PFN must, at is option:

• Pay to the company $55,000 as follows:
- Within 5 business days of signing of the agreement	$5,000	(received)
- By 10 October 2001	$10,000	(received)
- By 6 February 2002	$10,000	(received)
- By 31 July 2002	$10,000	(received)
- By 6 February 2003	$10,000	(received)
- By 31 July 2003	$10,000
	$55,000

• Issue 20,000 shares within 15 days from the Toronto Stock Exchange ("TSX") approval date (received)
• Spend $55,000 in exploration expenditures by 15 December 2001 (completed)

PFN has the right to purchase an additional 30% interest in the property by paying to the company $750,000.  The company and PFN will share the NSR buyout privileges in proportion to their respective interests.  PFN has the right to terminate the option agreement at any time.

6.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Automotive equipment	$32,744	$(31,923)	$821	$1,742
Office equipment	161,327	(128,604)	32,723	40,904
	$194,071	$(160,527)	$33,544	$42,646

7.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 December 2002, amounts due to related parties consists of $9,245 (2001 - $88,542) owing to companies controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $97,290 (2001 - $85,200) were paid to a director and officer.

c)

During the year, consulting fees of $7,814 (2001 - $5,551) were paid to officers.

d)

During the year, consulting fees of $34,500 (2001 - $NIL) were paid to a director and an officer.

e)

During the year, accounting fees of $600 (2001 - $NIL) were paid to an officer.

8.

Loans from Related Parties

During the year, the company borrowed $NIL (2001 - $15,000) from (“PFN”) and $NIL (2001 - U.S. $30,000) from (“CVV”). Both PFN and CVV are companies with certain directors in common.  Both loans were unsecured, bearing interest at 10% per annum and are due on demand.  As at 31 December 2002, both loans were paid off.

Details are as follows:

	2002	2001
Loan from PFN	$-	$15,500
Loan from CVV	-	48,495
	$-	$63,995

9.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited during the current year.  The company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post consolidation basis for consistency purposes.

b)

Private Placement

During the year, the company issued 3,600,916 units through non-brokered private placements for gross proceeds of $1,152,950.

•

1,200,000 units consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.40 (year 1), $0.48 (year 2) and $0.60 (year 3) expiring 18 May 2005.  Of the total, 335,822 units were purchased by directors, officers and a company controlled by a director and a company with directors in common.

•

1,500,000 units consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.40 (year 1), $0.48 (year 2) and $0.60 (year 3) expiring 5 July 2005. Of these, a total of 320,333 units were purchased by a company controlled by a director and a company with directors in common.

•

900,916 units consisted of one common share and one-half non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.45 for non-arms length parties and $0.50 for arms-length parties expiring 17 July 2004. Of these, a total of 569,166 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

c)

Share Purchase Warrants

As at 31 December 2002, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants	1,200,000	$0.40 $0.48 $0.60	18 May 2003 18 May 2004 18 May 2005
	1,500,000	$0.40 $0.48 $0.60	5 July 2003 5 July 2004 5 July 2005
	25,000	$0.47	19 September 2004
	25,000	$0.47	19 October 2004
	25,000	$0.47	19 November 2004
	25,000	$0.47	19 December 2004
	25,000	$0.47	19 December 2005
	25,000	$0.47	19 February 2005
	25,000	$0.47	19 March 2005
	12,500	$0.47	19 April 2005
	65,833	$0.45	17 June 2004
	384,625	$0.50	17 June 2004
	3,337,958

d)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

i)

A summary of the company’s options at 31 December 2002 and the changes for the year are as follows:

Number Outstanding 31 December 2001	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2002	Exercise Price Per Share	Expiry Date
182,500	-	-	(182,500)	-	-	$1.80	11 February 2003
86,250	-	-	(86,250)	-	-	$2.68	21 May 2003
389,500	-	-	(389,500)	-	-	$1.00	28 February 2005
20,000	-	-	(20,000)	-	-	$2.00	5 May 2005
-	73,750	-	-	-	73,750	$0.50	21 May 2003
-	182,500	-	-	-	182,500	$0.50	11 February 2005
-	389,500	-	-	-	389,500	$0.50	28 February 2005
-	20,000	-	-	-	20,000	$0.50	5 May 2005
-	1,000,000	-	-	-	1,000,000	$0.50	31 December 2007
678,250	1,665,750	-	(678,250)	-	1,665,750

During the year, the company granted 1,000,000 incentive stock options to employees, consultants and insiders of the company at the exercise price of $0.50 per share expiring 31 December 2007.  In addition, the company repriced existing options, ranging in price from $1.00 - $2.68, to 50 cents, and extended the expiry dates for the $1.80 incentive stock options for an additional two years to 11 February 2005.  For the newly granted options, compensation expense is based on the fair value (based on Black-Sholes option pricing model) of the options of the grant date.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options (based on Black-Scholes option pricing model) on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.55%
Expected dividend yield	Nil
Expected stock price volatility	112.35%
Average expected option life in years	4 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

iii)

For non-employees, this results in compensation expense of $238,495 which has been recorded in consulting fees for the year ended 31 December 2002.  The offsetting entry is to contributed surplus.

iv)

The pro forma effect on net loss and loss per share for the period ended 31 December 2002 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(788,001)
Pro forma	$(988,104)
Basic and diluted loss per share
Reported	$(0.07)
Pro forma	$(0.08)

e)

Escrow Shares

As at 31 December 2002, 2001, and 2000, 15,651 shares are held in escrow and are not to be released without the consent of the regulators.

10.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $2,470,000 in Canada which may be carried forward indefinitely and are available to offset future taxable income.

The company has non-capital losses for Canadian tax purposes of approximately $3,450,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2003	$760,000
2004	830,000
2005	830,000
2006	550,000
2009	480,000
$3,450,000

The company has net operating loss carryovers for U.S. tax purposes of approximately U.S. $16,094,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (U.S. Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
$16,094,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

11.

Segmented Information

Details on a geographic basis as at 31 December 2002 are as follows:

	U.S.A.	Canada	Total
Assets	$5,844,629	$476,768	$6,321,397
Mineral property costs	$5,839,978	$247,199	$6,087,177
Loss for the year	$1,348	$786,653	$788,001

Details on a geographic basis as at 31 December 2001 are as follows:

	U.S.A.	Canada	Total
Assets	$4,930,020	$557,625	$5,487,645
Mineral property costs	$4,920,924	$348,835	$5,269,759
Loss for the year	$3,969,541	$302,170	$4,271,711

Details on a geographic basis as at 31 December 2000 are as follows:

	U.S.A.	Canada	Total
Assets	$8,492,705	$863,785	$9,356,490
Mineral property costs	$8,381,596	$457,605	$8,839,201
Loss for the year	$2,297,224	$211,867	$2,509,091

12.

Commitments

a)

By agreement dated 14 June 1999, the company entered into a management agreement with a company controlled by a director and officer.  Compensation is $5,000 per month for the first year, $6,000 per month for the second year, $7,200 per month for the third year and $8,640 per month for the current year plus benefits.  The officer and director is also entitled to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $60,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

2003	$25,272
2004	25,272
2005	12,636
$63,180

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2001 - $25,272).

13.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares held in escrow were performance shares which were issued to certain directors who reorganized the company’s business affairs and raised financing sufficient to fund the company’s business plan.

c)

Under United States GAAP, share issuance costs such as legal and audit are charged to share capital in the year and not to deficit.

d)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2002	Year Ended 31 December 2002	Year Ended 31 December 2001	Year Ended 31 December 2000
Loss for the period as reported	$(17,308,294)	$(788,001)	$(4,271,711)	$(2,509,091)
Stock compensation expense	(244,404)	-	-	-
Write-off of mineral property costs	(6,087,177)	(817,418)	3,569,442	1,071,479
Loss for the period in accordance with United States GAAP	$(23,639,875)	$(1,605,419)	$(702,269)	$(1,437,612)

	Year Ended 31 December 2002	Year Ended 31 December 2001	Year Ended 31 December 2000
Primary loss per share for the year in accordance with United States GAAP	$(0.14)	$(0.08)	$(0.16)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2001	Year Ended 31 December 2002	Year Ended 31 December 2001	Year Ended 31 December 2000
Deficit - As reported	$(17,946,772)	$(17,946,772)	$(17,110,831)	$(12,839,120)
Stock compensation expense	(244,404)	(244,404)	(244,404)	(244,404)
Write-off of mineral property costs	(6,087,177)	(6,087,177)	(5,269,759)	(8,839,201)
Share issuance costs	638,478	638,478	590,538	590,538
Deficit in accordance with United States GAAP	$(23,639,875)	$(23,639,875)	$(22,034,456)	$(21,332,187)

g)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at 31 December 2000	9,096,163	$22,086,571	$-	$(12,839,120)	$-	$9,247,451
Stock compensation expense	-	244,404	-	(244,404)	-	-
Write-off of mineral property costs	-	-	-	(8,839,201)	-	(8,839,201)
Share issuance costs	-	(590,538)	-	590,538	-	-
Investments held for re-sale	-	-	-	-	288,818	288,818
Shareholders’ equity in accordance with United States GAAP at 31 December 2000	9,096,163	$21,740,437	$-	$(21,332,187)	$288,818	$697,068
Shareholders’ equity balance as reported at 31 December 2001	9,666,163	$22,316,071	$-	$(17,110,831)	$-	$5,205,240
Stock compensation expense	-	244,404	-	(244,404)	-	-
Write-off of mineral property costs	-	-	-	(5,269,759)	-	(5,269,759)
Share issuance costs	-	(590,538)	-	590,538	-	-
Investments held for re-sale	-	-	-	-	191,806	191,806
Shareholders’ equity in accordance with United States GAAP at 31 December 2001	9,666,163	$21,969,937	$-	$(22,034,456)	$191,806	$127,287
Shareholders’ equity balance as reported at 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$-	$6,197,244
Stock compensation expense	-	244,404	-	(244,404)	-	-
Write-off of mineral property costs	-	-	-	(6,087,177)	-	(6,087,177)
Share issuance costs	-	(638,478)	-	638,478	-	-
Investments held for re-sale	-	-	-	-	101,341	101,341
Shareholders’ equity in accordance with United States GAAP at 31 December 2002	14,367,079	$23,511,447	$238,495	$(23,639,875)	$101,341	$211,408

h)

Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is a follows:

In October 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation”.  SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  The company has adopted the disclosure provisions of SFAS No. 123 as follows:

31 December 2000
Net Loss
As reported	$(2,509,091)
Pro forma	$(2,527,471)
Net Loss Per Share
As reported	$(0.08)
Pro forma	$(0.08)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

30 December 2000
Expected dividend yield	0.00%
Expected stock price volatility	149.00%
Risk-free interest rate	6.25%
Expected life of options	5 years

All options granted, vest immediately.  The weighted average grant-date fair value of employee options granted in 2000 was $0.01.  (No options were granted to employees in 2001.  Effective 1 January 2002 the company’s significant accounting policy changed and no difference exists between the Canadian and U.S. stock compensation expense for 2002.)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

14.

Business Combinations

By agreement dated 17 April 2001, the company acquired 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  These companies were purchased as a part of the acquisition of the remaining 40% portion of the Almaden joint venture interest for 500,000 shares of the company (issued) (Note 5d).

These transactions are accounted for using the purchase method. On the date of acquisition, Ican and Canu had no assets and no liabilities.  The net assets of Ican and Canu were acquired by the company at their estimated fair market value of $NIL.  Both companies were inactive during the period from 17 April 2001 to 31 December 2002.

15.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

16.

Subsequent Events

a)

Private Placement

Subsequent to year-end, the company completed a private placement of 1,038,860 units at a price of $0.40 per unit for arms-length parties and $0.45 per unit for non-arms-length parties, for gross proceeds of $418,877.  Each whole warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.45 for non-arms length parties and $0.50 for arms-length parties expiring 17 July 2004. Of these, a total of 203,659 units were purchased by directors, officers, companies controlled by a director and a company with directors in common.

b)

Special Warrants

Subsequent to year-end, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitling the holder to purchase one additional common share of the company for a period of 18 months from the closing date at a price of $0.55 per warrant share. A 7% finder's fee will be payable in cash or in shares.

Chairman’s Letter

I am pleased to have this opportunity to report on the activities of Freegold Ventures Limited (Freegold) during the past year, which was marked by many changes and positive advances.

Freegold is a gold explorer with its major assets focussed in the USA, most notably the Golden Summit and Rob properties in Alaska and the Almaden Gold Project in Idaho. Freegold also holds a 100% interest in the Union Bay platinum project.

GOLDEN SUMMIT PROJECT

The Golden Summit project is an advanced exploration stage gold property located in the prolific Fairbanks mining district, which incorporates a number of historic gold producers. Numerous extensive gold bearing veins within the property are currently being investigated for underground and open pit potential.

In recent decades exploration was focused on a low-grade bulk tonnage model, more recently  it has become readily apparent that several high grade areas may be viable open pit and underground mining targets. Freegold is focussing its exploration activities on one particular high-grade area, the Currey Zone where a recently drilled hole (2000) intersected 64 feet grading 4.74 g/t Au and 2 feet of 86.12 g/t Au.

The Currey Zone is located 500m south of the Cleary Hill Mine, one of the former producing mines. Records indicate that some 281,000 ounces of gold were produced from this mine prior to its closure in 1942, under the War Powers Act and substantial resources may remain beneath the current workings. Drilling in the Cleary Hill area by Freegold in 1998 intersected values of up to 127.5 g/t Au over 6 feet.

2002 exploration focused on tracing extensions of the Cleary Hill Zone with very encouraging results. Geochemical results from a trenching program completed in September 2002 confirmed extensive gold mineralisation over significant widths. Grab samples from quartz vein material in the trenches returned values up to 428 gpt (12.57 opt) gold. Channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt). The Currey Zone trenching program tested the surface extension of hole CHD00-1 (64ft grading 0.138opt, 4.7 gm/t).  The trenching program confirmed:

•

Hole CHD00-1 intersected a major system of veins and shear zones carrying significant gold values

•

The multi vein/shear zone system extends to surface where it was significantly mineralised over widths comparable to those in CHD00-1.

•

The mineralisation is exposed at surface and along strike and is comprised of an open ended vein swarm

A step-out drill program on the Currey zone commenced in late February, and 3 holes have been completed with significant gold values within each of the three holes.  Hole 2003-01 intersected a 301.5 foot interval grading 1.28 g/t Au, including a 15.2 foot section grading 8.94 g/t gold. These initial results represent an impressive start to the program.

ROB PROJECT

The Rob Project lies within the prospective Tintina gold belt (34 Moz past production, 68 Moz current resources) and is located approximately 20 miles southeast of the 5.6 million ounce Pogo gold deposit under development by Teck Cominco.

The Rob Project lies at the southeast end of a + 30 km long gneiss dome forming the core of the Goodpaster District. Significant geochemical results were obtained from previous sampling programs conducted between 1995 and 1998: promising values include outcrop grab samples up to 5.43 ounces per ton gold (186 g/t) and drill intercepts up to 13.5 feet grading 1.01 ounces per ton gold (34.62 g/t) from the Gray Lead prospect; outcrop grab samples up to 28.9 ounces per ton gold (990 g/t) from the Michigan prospect; outcrop grab samples up to 27.8 ounces per ton gold ( 953 g/t) and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold (1.37 g/t) from the Blue Lead prospect and outcrop grab samples up to 2.25 ounces per ton gold  (77.13 g/t) from the Wolverine prospect.

Initial reconnaissance programs were completed by Freegold in 2002, and results included assays from grab samples of up to 699 g/t gold.  2003 programs will include drilling, geophysical surveys, mapping and sampling.

ALMADEN PROJECT

Plans are also underway to update the existing feasibility study on the Almaden Gold Project. This 1997 Feasibility Study by Watts, Griffis and McQuat (WGM) indicated a geologic resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable 0.021oz/t, by open pit mining and heap leach technology. The deposit remains on both sides and at depth.

In addition to its substantial gold portfolio, Freegold also holds 100% of the Union Bay Platinum Project in south eastern Alaska. Preliminary results are very encouraging with values as high as 11.2 g/t  PGM reported from last years drill program. Six additional drill targets have been identified.  In November 2002, Freegold optioned the property to Pacific North West Capital Corp. (TSX: PFN). PFN may earn up to a 70% interest in the project by funding it through to production. PFN is actively reviewing the data in order to plan the 2003 exploration program.

On behalf of our Board of Directors, I thank you our Shareholders for your continued support and patience over the past year. With investment dollars slowly coming back into the junior exploration markets, and the price of gold remaining above the US $300 oz mark, we feel that a new bull gold market is within sight.  I remain confident that 2003 will be a significant year for Freegold Ventures Limited.

“Harry Barr”

Harry Barr

Chairman

MANAGEMENT DISCUSSION

Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the company included in this annual report.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and may include amounts based on estimates and judgements of management.

Staley, Okada, & Partners, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.  Their examination is conducted in accordance with Canadian generally accepted auditing standards and includes test and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly in accordance with generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting.  In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three directors, two of whom are non-members of management.  The Committee has discussed with the independent auditors the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders.

On the recommendation of the Audit Committee, the Board of Directors has approved the company’s consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The fiscal year ended December 31, 2002 resulted in a net loss of $788,001 which compares with a loss of $4,271,711 for the same period in 2001. Included in the loss for 2001 was a mineral property write-down of $4,159,380 as management wrote down the Almaden Property in the previous year. During 2002 a mineral property write-down of $104,036 was recorded as certain claims pertaining to the PGM Properties in the Sudbury region were dropped.  General and administrative expenses for the year ended December 31, 2002 were $721,679 an increase of $460,862 over the same period in 2001. Consulting fees of $331,821 were recorded which included $238,495 in stock compensation expense. During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $238,495 with the value of $200,103 to directors and employees disclosed in note 9 d iv. Travel costs of $60,872 were incurred, an increase of $53,397 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  A $49,534 capital gain was realized on the sale of investments as compared to $146,855 over the same period in 2001.

During the year ended December 31, 2002, the company incurred mineral property deferred exploration costs of $344,887. Of this, $23,942 relates to the minimum holding costs of the Almaden project in Idaho, $195,903 was spent on the Golden Summit project in Alaska, $63,801 was spent on the Union Bay project in Alaska and $61,241 was spent on the Rob project in Alaska. Mineral property acquisition costs of $576,567 were also incurred which included $436,500 for the issuance of 1,100,000 company shares and $192,667 in cash payments. The Company also received option payments of $20,000 in cash and $32,600 in shares.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $67,449 for the year ended December 31, 2002, an increase of $60,061 over the same period in 2001.  During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Liquidity and Capital Resources

At December 31, 2002, the Company’s working capital, defined as current assets less current liabilities, was $123,851 compared with a working capital deficit of $35,489 at December 31, 2001. Subsequent to the year ended December 31, 2002, the company completed a private placement of 1,038,860 units for gross proceeds of $418,877. Also subsequent to the year ended December 31, 2002, the company is arranging a special warrant private placement of up to 6,688,888 special warrants with each special warrant convertible into a unit at a price of $0.45 per special warrant for gross proceeds of up to $3,010,000.

The Company has a portfolio of investments with a book value of $159,332 and a market value of $260,673 as at December 31, 2002. The main investments consist of 384,100 shares of Pacific North West Capital Corp. and 255,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.

During the year ended December 31, 2002, 3,600,916 shares of the Company were issued for proceeds of $1,152,950 and 1,100,000 shares were issued for mineral properties.   Pursuant to a Special Resolution passed 14 June 2001, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited and consolidated its share capital on a one new share for four old share basis. The Company has total issued and outstanding of 14,367,079 shares at December 31, 2002.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful., additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

FREEGOLD VENTURES LIMITED

DECEMBER 31, 2002

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

Related Transactions - Current Fiscal Year To-Date:

See note 7 of financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended December 31, 2002.

Private placement	769,250	$0.40	Dec. 16, 2002
Private placement	131,666	$0.45	Dec. 16, 2002

B.

Options Granted During Quarter Ended December 31, 2002.

See note 9(d) of financial statements for details.

Section 3:

A.

Authorized And Issued Share Capital As At December 31, 2002.

During the year, the company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The company also consolidated its share capital on a one new share for four old shares basis.

Authorize share capital 100,000,000 common shares without par value.  A total of 14,367,079 shares have been issued for a total of $23,905,521.

A.

Outstanding Options As At December 31, 2002.

See note 9(d) of financial statements for details.

Outstanding Warrants As At December 31, 2002.

See note 9(c) of financial statements for details

C.

Share In Escrow Or Subject To Pooling As At December 31, 2002.

Common Shares in Escrow

15,651 Shares

D.

List Of Directors and Officers As At December 31, 2002.

Harry Barr – Director, Chairman and Chief Executive Officer

Colin Bird – Director and President

Bernard Barlin - Director

Hubert Marleau – Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission